[redacted]

SECURIT 04015187 MISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 051425

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

FEB 27 2004

REPORT FOR THE PERIOD BEGINNING 01-01-03 (MM/DD/YY) AND ENDING 12-31-03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Community Investment Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

201 North Union Street
(No. and Street)

Olean	NY	14760
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ann M. Moneypenny 315-445-7306
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pricewaterhousecoopers LLP
(Name – *if individual, state last, first, middle name*)

One Lincoln Center	Syracuse	NY	13202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ann M. Moneypenny, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Community Investment Services, Inc, as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

DONNA J. DRENGEL
Notary Public, State of New York
Qualified in Onondaga County
No. 01DR4828846
Commission Expires June 30, 2007

Signature

Financial Operations Principal
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
One Lincoln Center
Syracuse NY 13202
Telephone (315) 474 8541
Facsimile (315) 473 1385

Community Investment Services, Inc.
5790 Widewaters Parkway
DeWitt, New York 13214-1883

In planning and performing our audit of the financial statements and supplemental schedules of Community Investment Services, Inc. (the "Company") for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness or aggregate debits and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions

PRICEWATERHOUSECOOPERS

are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, NASD, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 4, 2004

PRICEWATERHOUSECOOPERS

Community Investment Services, Inc.

Financial Statements
December 31, 2003

Community Investment Services, Inc.
Index
December 31, 2003

* These financial statements and supplemental schedules have not been included in the report as they are not applicable to Community Investment Services, Inc.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
One Lincoln Center
Syracuse NY 13202
Telephone (315) 474 8541
Facsimile (315) 473 1385

Report of Independent Auditors

To the Board of Directors of
Community Investment Services, Inc.

In our opinion, the accompanying statement of financial condition and the related statements of income, changes in stockholder's equity and cash flows that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934 present fairly, in all material respects, the financial position of Community Investment Services, Inc. at December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 4, 2004

Community Investment Services, Inc.
Statement of Financial Condition
December 31, 2003

Assets	
Cash and cash equivalents	$ 674,056
Deposits with clearing brokers	25,000
Receivables from broker-dealers and clearing organizations	330,644
Furniture, fixtures and equipment, net	175,985
Prepaid expenses and other assets	85,193
Total assets	$ 1,290,878
Liabilities and Stockholder's Equity	
Accounts payable and accrued expenses	$ 244,830
Due to Community Bank System, Inc.	38,676
Total liabilities	283,506
Stockholder's equity	
Common stock, $1,400 stated value;	
100 shares authorized, issued and outstanding	140,000
Additional paid-in capital	514,990
Retained earnings	352,382
Total stockholder's equity	1,007,372
Total liabilities and stockholder's equity	$ 1,290,878

The accompanying notes are an integral part of these financial statements.

Community Investment Services, Inc.
Statement of Income
for the Year Ended December 31, 2003

Revenues	
Commissions	$ 2,608,744
Interest and dividends	7,785
Investment advisory income	303,087
Other fee income	352,295
Other income	1,082
Total revenues	3,272,993
Expenses	
Employee compensation and benefits	2,118,993
Clearance fees	134,350
Communications and data processing	78,338
Professional fees	61,581
General and administrative	125,168
Business development	113,772
Occupancy and maintenance	175,411
Other expenses	34,850
Total expenses	2,842,463
Net income before taxes	430,530
Income tax expense	104,475
Net income	$ 326,055

The accompanying notes are an integral part of these financial statements.

Community Investment Services, Inc.
Statement of Changes in Stockholder's Equity
for the Year Ended December 31, 2003

	Shares	Amount	Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
Balance at January 1, 2003	100	$ 140,000	$ 433,535	$ 26,327	$ 599,862
Community Financial Services, Inc. capital contribution	-	-	81,455	-	81,455
Net income	-	-	-	326,055	326,055
Balance at December 31, 2003	100	$ 140,000	$ 514,990	$ 352,382	$ 1,007,372

The accompanying notes are an integral part of these financial statements.

Community Investment Services, Inc.
Statement of Cash Flows
for the Year Ended December 31, 2003

Cash flows from operating activities	
Net income	$ 326,055
Adjustments to reconcile net loss	
to net cash used in operating activities	
Depreciation	78,224
Change in operating assets and liabilities	
Receivable from clearing organizations and others	(85,094)
Prepaid expenses and other assets	38,179
Accounts payable and accrued liabilities	75,117
Due from/to Community Bank System, Inc.	43,972
Total adjustments	150,398
Net cash provided by operating activities	476,453
Cash flows from investing activities	
Purchase of furniture, fixtures and equipment, net	(17,071)
Net cash used in investing activities	(17,071)
Cash flows from financing activities	
Capital contribution	81,455
Net cash provided by financing activities	81,455
Increase in cash and cash equivalents	540,837
Cash and cash equivalents	
Beginning of the year	133,219
End of the year	$ 674,056

The accompanying notes are an integral part of these financial statements.

1. Organization and Nature of Business

Community Investment Services, Inc. (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company is an introducing securities broker providing investment transaction services on an agency basis and investment advisory services. The company is a New York Corporation that is a wholly-owned subsidiary of Community Bank, N.A. (the Bank), which is a wholly-owned subsidiary of Community Bank System, Inc. (the Parent).

On July 8, 2003, the Company merged with Community Financial Services, Inc. (CFSI), a wholly owned subsidiary of the bank. CFSI's principal line of business is the sale of insurance and investment products. As of the merger date, CFSI contributed net assets of $81,455, which included total assets of $83,216 less total liabilities of $1,761, to the Company. CFSI's revenue and expenses from July 9th forward are included in the Statement of Income.

2. Significant Accounting Policies

Basis of Presentation
The Company's financial statements have been prepared on the accrual basis of accounting.

Use of Estimates in the Preparation of Financial Statements
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions, such as to the collectibility of receivables and loans, that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents
For purposes of reporting cash flows, cash and cash equivalents include cash on hand and highly liquid investments with original maturities of less than ninety days. The carrying amounts approximate fair values because of the short maturity of cash equivalents.

Furniture, Fixtures and Equipment
Furniture, fixtures and equipment are stated at cost less accumulated depreciation. The annual provision for depreciation is computed using the straight-line method in amounts sufficient to recognize the cost of depreciable assets over their estimated useful lives. Maintenance and repairs are charged to expense as incurred.

Securities Transactions
The Company clears the majority of its proprietary and customer transactions through an unaffiliated broker-dealer on a fully disclosed basis. Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled.

Commissions
Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Investment Advisory Income
Investment advisory fees are recognized as earned on a pro rata basis over the term of the contract.

Income Taxes
The Company is included in the consolidated federal and state income tax returns filed by its Parent. Income taxes are calculated on a consolidated return basis, with the Company's pro rata share of the tax provision either remitted to or received from the Parent. Accordingly, the Company has not recorded deferred tax assets or liabilities.

Operating and General and Administrative Expenses
Operating and general and administrative expenses consist primarily of direct costs incurred by the Company. In addition, certain benefit costs such as medical expenses, pension expenses, and insurance expenses, specifically professional liability, officer and property insurance, incurred by the Bank and the Parent are allocated to the Company based on the number of the Company's employees as a percentage of the Bank's and the Parent's employees. Other operating expenses and general and administrative expenses incurred by the Bank and the Parent that may impact the Company are not allocated to the Company by the Bank or the Parent.

3. Cash and Securities Segregated Under Federal and Other Regulations

There are no funds deposited by customers or funds accruing to customers as a result of trades or contracts. As a result, there are no cash or U. S. Treasury Bills segregated under the Commodity Exchange Act.

There is no cash aggregated in a special reserve bank account for the benefit of customers under rule 15c3-3 of the Securities and Exchange Commission.

4. Receivable from Broker-Dealers and Clearing Organizations

Amounts receivable from broker-dealers and clearing organizations at December 31, 2003, consist of the following:

Clearing broker-dealer receivable	$ 141,214
Fees and commissions receivable	189,430
	$ 330,644

5. **Furniture, Fixtures and Equipment**

Furniture, fixtures and equipment consist of the following at December 31, 2003:

Building	$ 72,766
Leasehold improvements	1,448
Equipment	309,879
Furniture and fixtures	29,037
Furniture, fixtures and equipment, gross	413,130
Less: Accumulated depreciation	(237,145)
Furniture, fixtures and equipment, net	$ 175,985

6. **Other Assets**

Other assets include approximately $45,000 of employee sign-on bonuses which are being expensed over the term of the respective employment agreements and employee loans. If the employee voluntarily terminates employment prior to expiration of the agreement the remaining balance of the bonus/loan must be repaid to the Company.

7. **Concentrations of Credit Risk**

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

8. **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital, $50,000, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2003, the Company had net capital of $656,676, which was $606,676 in excess of its required net capital of $50,000. The Company's net capital ratio was .43 to 1.

9. **Income Taxes**

At December 31, 2003 the Company owed $38,676 in taxes to its Parent.

10. **Employee Benefit Plans**

The Company participates in the defined benefit and defined contribution plans sponsored by the Parent. Expenses incurred for the defined benefit and defined contribution plans approximated $99,000 and $34,000 during 2003, respectively.

11. Leases

The Company leases a building and office space pursuant to agreements that expire in 2006 and 2004, respectively. Rental expense included in occupancy and maintenance expense amounted to approximately $57,000 in 2003. The future minimum rental commitments as of December 31, 2003 for all noncancelable operating leases are as follows:

Year ended December 31:	
2004	$ 50,000
2005	28,000
2006	18,667
	$ 96,667

12. Other Matters

In March 2003, the NASD required certain broker dealers to complete a self-assessment of front-end load mutual fund transactions. This self-assessment required the Company to evaluate discounts earned by customers on purchases of Class A shares of mutual funds, generally referred to as breakpoints. In June 2003, the Company completed the breakpoint self-assessment resulting in approximately $1,600 of refunds owed to customers. The Company promptly refunded the total amount to its customers as required by the NASD. In January and February 2004, as required by the NASD, the Company sent written notification to each of its customers who purchased Class A mutual fund shares from January 1999 through November 2003. The Company is currently in the process of completing its review of customers' responses and determining the amount, if any, of additional breakpoint discounts owed. The Company has established an accrual as of December 31, 2003 to estimate the loss in connection with this matter. Actual losses may exceed the estimated accrual established at December 31, 2003. Management believes the outcome of the Company's review will not materially differ from the estimate recorded.

Community Investment Services, Inc.

Schedule I

Computation of Net Capital Under Rule 15c-3-1 of the Securities and Exchange Commission
As of December 31, 2003

Net capital	
Total stockholder's equity qualified for net capital	$ 1,007,372
Add:	
Subordinated borrowing allowable in computation of net capital	-
Other (deductions) or allowable credits - deferred income taxes payable	-
Total capital and allowable subordinated borrowings	1,007,372
Deductions and/or charges:	
Nonallowable assets:	
Other assets	162,788
Fixed assets	175,985
Net capital before haircuts on securities positions (tentative net capital)	668,599
Haircuts on securities:	
Money Market Securities	11,923
Net capital	$ 656,676
Aggregate indebtedness:	
Items included in consolidated statement of financial condition:	
Accounts payable and other liabilities	$ 283,506
Total aggregate indebtedness	$ 283,506
Computation of basic net capital requirement	
Minimum net capital required	$ 50,000
Excess net capital	$ 606,676
Excess net capital at 1,000 percent	$ 628,325
Ratio: Aggregate indebtedness to net capital	.43 to 1